Exhibit 4.11

WRITTEN ACTION OF THE BOARD OF DIRECTORS

of

CHS INC.

WHEREAS, the Board of Directors of CHS Inc. (the “Company”) has created a series of capital stock designated “Class B Cumulative Redeemable Preferred Stock” (the “Class B Preferred Stock”), pursuant to a resolution adopted September 5, 2013 (the “Creation Resolution”), and has authorized the issuance of up to $1,000,000,000 of shares of the Class B Preferred Stock, Series 3 (the “Shares”), pursuant to a resolution adopted September 4, 2014 (the “Authorizing Resolution”);

WHEREAS, the Authorizing Resolution authorizes issuance of the Shares containing final pricing terms (including the initial dividend rate and period, the terms of any rate reset, the initial offering price per share, any no-call period, and the date from which dividends begin to accumulate) to be approved by a written action of this Board of Directors at the time of pricing of the Shares; and

WHEREAS, the pricing of the Shares has been concluded on acceptable terms and conditions.

RESOLVED, that this Board of Directors authorizes the issuance and sale of the Shares containing the following final pricing terms:

(1)         The affirmative vote of the holders of a majority of the outstanding Shares, voting as a series, is required to approve any amendment to our articles of incorporation that relates solely to the Shares or to the resolutions establishing the specific economic terms of the Shares if such amendment adversely affects the powers, rights or preferences of the holders of the Shares.

(2)         A dividend rate of six and three-quarters percent (6.75%) per annum (equivalent to $1.6875 per annum per Share), until September 30, 2024.

(3)         The issuance and sale of up to 21,850,000 Shares at an initial offering price of $25.00 per Share.

(4)         A rate reset provision providing for adjustment of the initial dividend rate ten years after original issuance to be calculated as set forth in the Prospectus Supplement (provided that the dividend rate shall not in any event be greater than 8% per annum).

(5)         The Shares shall be subject to a no call period of ten (10) years from their date of issuance, during which the Shares will not be subject to optional redemption by the Company.

(6)         Dividends shall be fully cumulative and shall accumulate without interest from and including September 15, 2014.